UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

NOVAVAX, INC.
(Name of Issuer) Common Stock, Par Value $0.01 per share
(Title of Class of Securities) 670002401
(CUSIP Number) Shah Capital Management, Inc. 2301 Sugar Bush Road, Suite 510 Raleigh, NC 27612 (919) 719-6360
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 10, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240-13d.1(f) or 240.13d-1(g), check the following box: [X]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 670002401	13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS Shah Capital Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (Other)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of North Carolina, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 9,326,176 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 9,326,176 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,326,176 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.66% of the outstanding shares
12	TYPE OF REPORTING PERSON IA (Investment Adviser)

CUSIP NO. 670002401	13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS Shah Capital Opportunity Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (Other)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 8,700,000 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 8,700,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,700,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.21% of the outstanding shares
12	TYPE OF REPORTING PERSON PN (Partnership) [ ]

CUSIP NO. 670002401	13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS Himanshu H. Shah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (Personal Funds)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,159 shares
	8	SHARED VOTING POWER 9,326,176 shares
	9	SOLE DISPOSITIVE POWER 57,159 shares
	10	SHARED DISPOSITIVE POWER 9,326,176 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,383,335 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.70% of the outstanding shares
12	TYPE OF REPORTING PERSON IN (Individual) [ ]

CUSIP NO. 670002401	13D	Page 5 of 15 Pages

Item 1. Security and Issuer.

(a)	Name of Issuer:

NOVAVAX, INC.

(b)	Address of Issuer's Principal Executive Offices

700 Quince Orchard Road

Gaithersburg, Maryland 20878

Item 2. Identity and Background.

(a)	Name.

This Statement is filed by:

(i)	Shah Capital Management, Inc. ("Shah Capital"), a North Carolina corporation, who serves as the investment adviser to Shah Opportunity (as defined below);

(ii)	Shah Capital Opportunity Fund LP ("Shah Opportunity"), a Delaware limited partnership; and

(iii)	Himanshu H. Shah, who serves as President and Chief Investment Officer of Shah Capital.

Shah Capital, Shah Opportunity and Mr. Shah are referred to collectively as the "Reporting Persons."

(b)	Residence of Business Address

The address of the principal business and principal office of each of the Reporting Persons is 2301 Sugar Bush Road, Suite 510, Raleigh, North Carolina 27612.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of each of Shah Capital and Shah Opportunity is investing in securities.

The principal occupation of Mr. Shah is serving as the President and Chief Investment Officer of Shah Capital.

(d)	Criminal Convictions

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is

CUSIP NO. 670002401	13D	Page 6 of 15 Pages

subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Shah Capital is a North Carolina corporation.

Shah Opportunity is a Delaware limited partnership.

Mr. Shah is a citizen of the United State of America.

Item 3. Source and Amount of Funds or Other Consideration.

Except for 57,159 shares owned directly by Mr. Shah, which were purchased using his personal funds, all of the shares to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. All shares were purchased in various transactions and for various amounts of consideration through open market purchases.

Item 4. Purpose of Transaction

The Reporting Persons purchased the shares for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons.

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. In pursuing investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the shares at times, and in such manner, as they deem advisable to benefit from, among other things: (1) changes in the market prices of the shares; (2) changes in the Issuer's operations, business strategy or prospects; or (3) from the sale, merger, or other proposed corporation transaction pursued or closed with respect to the Issuer or a third party. To evaluate such alternatives, the Reporting Persons will monitor the Issuer's operations, business, management, capital structure, financials, and prospects; competitive and strategic matters related to the Issuer's business, competitors' businesses, and the industry generally; corporate transactions and potential corporate transactions involving the Issuer; and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons has discussed, engaged with and may continue to discuss such matters with the Issuer's management or the Board of Directors, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons: (1) modifying their ownership of the shares, including, without limitation, the purchase or sale of shares in the open market or through privately negotiated transactions of otherwise; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer's operations, governance or capitalization; or (4) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of §240.13d-101. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

CUSIP NO. 670002401	13D	Page 7 of 15 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 (a) and (b)

			Shah Capital Management	Shah Capital Opportunity Fund LP	Himanshu H. Shah
(a)	Amount Beneficially Owned:		9,326,176	8,700,000	9,383,335
(b)	Percent of Class:*		6.66%	6.21%	6.70%
(c)	Number of Shares to Which Reporting Person Has:
	(i)	Sole Voting Power:	N/A	N/A	57,159
	(ii)	Shared Voting Power:	9,326,176	8,700,000	9,326,176
	(iii)	Sole Dispositive Power:	N/A	N/A	57,159
	(iv)	Shared Dispositive Power:	9,326,176	8,700,000	9,326,176

The percentage in this paragraph relating to beneficial ownership of shares is based on 140,000,000 shares outstanding as of February 29, 2024.

(c) Except as disclosed below, none of the Reporting Persons have effected any transactions in the shares of Common Stock in the 60 days prior to the date of this Statement.

1,550,000 shares bought at total cost of $7,075,378 (inclusive of commission)

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of no par value covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP NO. 670002401	13D	Page 8 of 15 Pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description
Exhibit 99.1	Joint Filing Agreement, dated April 15, 2024, by and among Shah Capital Management, Inc., Shah Capital Opportunity Fund LP, and Himanshu H. Shah.
Exhibit 99.2	BOD Letter

Signature

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 15, 2024

SHAH CAPITAL MANAGEMENT, INC.

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah
Title:	President and Chief Investment Officer

Date:	April 15, 2024

SHAH CAPITAL OPPORTUNITY FUND LP

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah
Title:	Managing Member

Date:	April 15, 2024

/s/ Himanshu H. Shah
Himanshu H. Shah